ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
Kathleen M. Nichols 617-854-2418 Kathleen.Nichols@ropesgray.com

January 17, 2018

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Dominic Minore and Lauren Hamilton

Re:	NexPoint Credit Strategies Fund
Registration Statement on Form N-2
(File Nos. 811-21869 and 333-219983)

Dear Mr. Minore and Ms. Hamilton:

On behalf of NexPoint Credit Strategies Fund (the “Trust”), a Delaware statutory trust, please find below the Trust’s responses to the comments provided orally via telephone call on January 11, 2018 (each a “Comment” and, collectively, the “Comments”) relating to the Trust’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 19, 2017 (accession no. 0001193125-17-373645) (the “Registration Statement”).

For the convenience of the staff of the Commission (the “Staff”), the Comments have been summarized below. The Trust’s response follows each Comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: Please provide an undertaking on behalf of the Trust to file an unqualified legality opinion and consent of counsel with respect to the securities offered by the Trust in each post-effective amendment related to an offering of securities registered under the Registration Statement, and that such legality opinion and consent of counsel will conform to the views as set forth in Staff Legal Bulletin No. 19 (CF) (October 14, 2011).

Response: The Trust undertakes to file an unqualified legality opinion and consent of counsel with respect to the securities offered by the Trust in each post-effective amendment related to an offering of securities registered under the Registration Statement, and that such legality opinion and consent of counsel will conform to the views as set forth in Staff Legal Bulletin No. 19 (CF) (October 14, 2011).

2.	Staff Comment: Please confirm that the legal opinion filed as exhibit (L) to the Registration Statement was the final form of the opinion.

Response: The Trust confirms that the legal opinion filed as exhibit (L) to the Registration Statement was the final form of the opinion.

3.	Staff Comment: Please explain the purpose and functionality of the master repurchase agreement under “Prospectus Summary – Use of Leverage.”

Response: In response to the Staff’s comment, the Trust will modify the third paragraph of the section “Prospectus Summary – Use of Leverage” in the next amendment to the Registration Statement as follows:

The Trust, as of June 30, 2017, was leveraged through borrowings from a secured credit facility in the amount of $85,650,000 (which expired on December 15, 2017) and from a committed facility with BNP Paribas Prime Brokerage, Inc. (“BNP”) with a total commitment of $75,000,000. As of June 30, 2017, the Trust had drawn $12,296,536 on the committed facility. In addition, the Trust intends to leverage its portfolio through~~entered into~~ a master repurchase agreement with BNP Paribas Securities Corp. (“BNP Securities”) on November 16, 2017 that allows the Trust to enter into reverse repurchase transactions from time to time pursuant to the terms of the master repurchase agreement. The Trust’s asset coverage ratio as of June 30, 2017 was 672%. See “Principal Risks of the Trust — Leverage Risk” for a brief description of the Trust’s committed facility and master repurchase agreement.

4.	Staff Comment: Footnote 4 to the Trust’s fee table assumes leverage in the amount of 25% of the Trust’s total assets. Please explain supplementally how that assumption agrees to the Trust’s June 30, 2017 financial highlights, which show a leverage ratio of 14.88% of total assets.

Response: The Trust notes that, during the six-month period ended June 30, 2017, its leverage ratio was generally higher than the 14.88% ratio reported in the June 30, 2017 financial highlights. This was primarily due to the Trust conducting a rights offering during the second quarter of 2017, which increased the Trust’s total assets but did not similarly increase leverage. Accordingly, the June 30, 2017 financial statements reflect the total assets that resulted from the rights offering and corresponding lower leverage ratio as of that date. However, the Trust’s average leverage ratio during the six-month period ended June 30, 2017 was approximately 25%.

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Should members of the Staff have any questions or comments, they should contact the undersigned by telephone at (617) 854-2418 or Brian McCabe at (617) 951-7801.

Very truly yours,

/s/ Kathleen Nichols
Kathleen Nichols

Enclosures

cc:	Dustin Norris

Brian McCabe, Esq.